[redacted]

11016631

RECEIVED
2011 JUN 20 PM 3:32
SEC / TM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2009 (MM/DD/YY) AND ENDING September 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Anderson & Strudwick, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

707 East Main Street, 20th Floor
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Damon B. Joyner — 804-344-3803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1021 East Cary Street, Suite 1000	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Damon B. Joyner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Anderson & Strudwick, Inc., as of September 30, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/COO

Title

Notary Public

LYNETTE M. FAST
Notary Public
Commonwealth of Virginia
321466
My Commission Expires Jun 30, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

ANDERSON & STRUDWICK, INC.

(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Statement of Financial Condition

September 30, 2010

(With Independent Auditors' Report Thereon)
and
Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Table of Contents

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report

The Board of Directors
Anderson & Strudwick, Inc.:

We have audited the accompanying statement of financial condition of Anderson & Strudwick, Inc. (the Company) as of September 30, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Anderson & Strudwick, Inc. as of September 30, 2010, and the results of its operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in note 4 to the statement of financial condition, the Company has incurred losses from operations that have continued into periods subsequent to September 30, 2010. Such losses could result in a net capital deficiency, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in note 4. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

December 28, 2010

ANDERSON & STRUDWICK, INC.
(A Wholly Owned Subsidiary of Anderson & Strudwick Investment Corporation)

Statement of Financial Condition

September 30, 2010

Assets		
Cash	$	2,014,586
Receivable from clearing brokers		595,227
Securities owned, at fair value or estimated fair value		1,233,675
Office equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $1,200,380)		450,533
Loans and notes receivable from financial advisors, net		623,989
Other assets		732,899
Total assets	$	5,650,909
Liabilities and Stockholder's Equity		
Payable to clearing brokers	$	251,145
Accrued compensation		1,379,791
Accounts payable, accrued expenses and other liabilities		991,686
Net deferred tax liability		7,879
Total liabilities		2,630,501
Stockholder's equity:		
Common stock, $1 par value. Authorized 100,000 shares; issued and outstanding 82,046 shares.		82,046
Additional paid-in-capital		4,482,999
Accumulated deficit		(1,544,637)
Total stockholder's equity		3,020,408
Total liabilities and stockholder's equity	$	5,650,909

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization and Basis of Presentation

Anderson & Strudwick, Inc. (A&S or the Company) is a wholly owned subsidiary of Anderson & Strudwick Investment Corporation (ASIC). The Company is a broker-dealer registered under the Securities Exchange Act of 1934 as well as an investment advisor registered under the Investment Advisors Act of 1940 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged primarily in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking and investment advisory services.

A&S Financial Corporation, the Company's previously wholly owned subsidiary, ceased operations in fiscal year 2008 and the entity was legally dissolved during fiscal year 2009.

The Company clears all of its securities brokerage transactions through either Pershing LLC, a division of Bank of New York Mellon (Pershing) or Legent Clearing LLC (Legent), on a fully disclosed basis, and the contractual arrangements between the Company and both Pershing and Legent may be terminated at any time by either party with 60 days notice. Pershing and Legent collectively hold all customer accounts.

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions for the reporting periods and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Management has evaluated the effects of subsequent events that have occurred subsequent to September 30, 2010, through December 28, 2010, which is the date these financial statements were issued. See note 4.

(b) Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with the related commission revenue and transaction expenses recorded on a trade date basis. Customer securities positions are not reflected on the statement of financial condition as the Company does not have title to these assets.

Asset management fees are recognized over the periods they are earned.

Securities owned and securities sold, not yet purchased, are carried at fair value, and securities not readily marketable are carried at estimated fair value as determined by management.

(Continued)

(c) ***Cash and Cash Equivalents***

The Company defines cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business. At September 30, 2010, there were no cash equivalents held by the Company.

(d) ***Fair Value***

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market or, if none exists, the most advantageous market, for the specific asset or liability at the measurement date (referred to as the exit price). Fair value should be based on assumptions that market participants would use, including a consideration of nonperformance risk.

The Company assesses the inputs used to measure fair value using the three-tier hierarchy in accordance with U.S. GAAP. The hierarchy indicates the extent to which inputs used in measuring fair value are observable in the market.

Level 1 Inputs include unadjusted quoted prices in active markets for identical assets or liabilities that we can access at the measurement date.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets in active markets and observable inputs such as interest rates and yield curves.

Level 3 Inputs that are significant to the measurement that are not observable in the market and include management's judgments about the assumptions market participants would use in pricing the asset or liability (including assumptions about risk).

Cash and cash equivalents, securities owned, and securities sold, not yet purchased (if any) are carried at fair value based on quoted prices, and securities not readily marketable are carried at estimated fair value.

Receivable from clearing brokers, loans and notes receivable from financial advisors, and payable to clearing brokers are recorded at amounts that approximate fair value. Fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity and/or the variable rates of interest of certain of these instruments.

(e) ***Investment Banking***

Investment banking activities arise from securities offerings in which the Company acts as an underwriter or agent. From time to time the Company will receive additional consideration in the form of nonmarketable warrants in connection with its investment banking activities. See note 3.

(f) ***Office Equipment and Leasehold Improvements***

Office equipment and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Depreciation of office furniture and equipment is recognized on a straight-line

basis using estimated useful lives which generally range from three to ten years. Leasehold improvements are depreciated on a straight-line basis over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

(g) ***Income Taxes***

The Company is included in the federal income tax return filed by ASIC. The Company is included in five combined/unitary returns with ASIC and files separate state income tax returns in nine states. Income taxes are allocated on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from ASIC. The deferred tax assets and/or liabilities are determined by multiplying the difference between the financial reporting and tax reporting bases for assets and liabilities by the enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances on deferred tax assets are estimated based on the Company's assessment of the probability of realizing such amounts.

Effective October 1, 2009, the Company adopted the accounting and disclosure for uncertainty in tax positions as defined by Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 740, *Income Taxes*. The Company analyzes filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, and the resulting reserve for uncertain tax positions is recorded at that time.

(h) ***Commitments and Contingencies***

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

(i) ***Other***

Other assets consist primarily of prepaid expenses. Accounts payable, accrued expenses and other liabilities consist primarily of trade payables and other contractual obligations.

(2) Receivable from and Payable to Clearing Brokers

Receivable from clearing brokers represents fees and commissions earned on customer transactions, net of clearing fees and interest associated with both customer and Company transactions, which are due from the clearing brokers.

Payable to clearing brokers represents financing provided by the clearing brokers to the Company and is collateralized by securities owned. Interest on this financing is charged by the clearing brokers at each respective broker's call rate. At September 30, 2010, the brokers' call rate was 2%.

(3) Securities Owned and Securities Sold, but Not Yet Purchased

The Company had no securities sold, but not yet purchased at September 30, 2010. Securities owned consisted of the following, at fair value or estimated fair value, at September 30, 2010:

	Securities owned	Securities sold, not yet purchased
Obligations of U.S. government	$ 1,412	—
Investment in partnership	128,190	—
State and municipal obligations	31,962	—
Corporate stocks	33,912	—
Warrants	1,038,199	—
Total	$ 1,233,675	—

The Company owns certain securities, which are not readily marketable. These include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities of the Company. As of September 30, 2010, all of the Company's warrants were valued using a Black-Scholes model, as none of them trade on an active market. The fair values have been estimated using available data with respect to the strike price, term, risk-free rates, dividend yield (if any) and volatility associated with the underlying common stock. While the most significant assumption in estimating each warrant's fair value is volatility, these warrants generally relate to common stocks that are the result of recently issued initial public offerings (IPOs), and therefore, the available volatility data is limited. Because of the inherent uncertainty in such valuations, the estimated fair values resulting from the Black-Scholes model may differ from the fair values that would have been used had a ready market for the investments existed, and such differences could be material. The investment in partnership is valued using the equity method, which approximates fair value.

Obligations of U.S. government, state and municipal obligations, corporate bonds, debentures and notes and corporate stock securities carried at fair value are classified as Level 1 investments. The warrants and the investment in partnership are classified as Level 3 investments.

(4) Net Capital and Reserve Requirement

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (the Net Capital Rule) and elects to compute its net capital requirements in accordance with the aggregate indebtedness method. This method requires that the Company's ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that minimum net capital may not be less than $250,000. At September 30, 2010, the Company had net capital, as defined, of $377,325, which was $127,325 in excess of the minimum net capital required. The ratio of aggregate indebtedness to net capital was 6.95 to 1 as of September 30, 2010. The Company is exempt from the reserve requirements for

(Continued)

broker-dealers under Rule 15c3-3, subparagraph (k)(2)(ii), because the Company does not hold securities accounts for customers or perform custodial functions relating to customer securities.

The Company's ability to continue to operate as a registered broker-dealer is dependent on its ability to maintain required minimum regulatory net capital levels. Recent market conditions and other events (including the termination of the ASIC Employee Stock Ownership Plan) have had a significant adverse impact on the Company's operations and net capital, which have continued into periods subsequent to September 30, 2010. It is reasonably possible that such conditions may persist, which has required management of the Company to design plans to mitigate losses, including significant cost reduction measures and the discontinuance of certain of its business activities, to preserve regulatory net capital above the above the required minimum level and maintain adequate liquidity to conduct operations. Management also continues to seek third party investors to raise additional capital. Management of the Company intends to implement such plans, if necessary.

However, there can be no assurance that management will be successful in implementing any such plans. Continued losses, which could result in a net capital deficiency, raise substantial doubt about the Company's ability to continue as a going concern. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

(5) Income Taxes

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities as of September 30, 2010 are presented below:

Deferred tax assets:		
Net operating loss carryfowards	$	286,721
Accrued rent expense		80,019
Accrued expenses		146,559
Other		284,503
Less valuation allowance		(219,606)
Total deferred tax assets		578,196
Deferred tax liabilities:		
Prepaid expenses		73,491
Office equipment and leasehold improvements, principally due to difference in depreciation		44,774
Mark to market on securities owned		415,758
Other		52,052
Total deferred tax liabilities		586,075
Net deferred tax liability	$	7,879

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which

(Continued)

those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize a portion of its deferred tax assets.

The Company has a net operating loss carryforward in the amount of $906,047. This net operating loss will expire in 2029 and 2030.

The Company has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, and no reserves for uncertain tax positions, nor interest and penalties, have been recorded in these financial statements. In addition, there was no cumulative effect adjustment related to the adoption of FASB ASC Topic 740. The only periods subject to examination are the 2006 through 2009 tax years.

(6) Employee Benefit Plans

(a) Employee Stock Ownership Plan

Prior to the plan termination in the current fiscal year, ASIC sponsored an employee stock ownership plan (ESOP) whereby employees of the Company were allocated shares of ASIC's common stock. The plan covered substantially all employees who had attained age 21 and completed one year of continuous service. ASIC accounted for its ESOP in accordance with ASC Subtopic 718-40. On February 16, 2010, ASIC purchased all shares of common stock held in the ESOP at $26 per share and the plan was terminated. This transaction was funded by the withdrawal of $871,520 in capital from the Company.

(b) 401(k) Profit Sharing and Retirement Plan

The Company sponsors a profit sharing retirement plan as described in Section 401(k) of the IRC in which employees of the Company may participate. The plan covers substantially all employees upon attainment of age 21 and completion of one year of continuous service, as defined. Employees may elect to make salary reduction contributions up to the maximum amounts allowed under the IRC. The Company may provide discretionary or matching contributions at a rate to be determined annually.

(7) Transactions with Affiliates and Related Parties

The Company receives advisory fees from certain affiliated companies. Additionally, the Company has non-interest bearing advances and loans receivable from employees and former employees of approximately $623,989, net of allowance for uncollectible amounts of $201,434 at September 30, 2010. Loans and notes receivable from financial advisors are loans are typically provided as incentives to new financial advisors. The loans and notes receivable from financial advisors are being forgiven over the term of each contract (generally five to seven years) if the financial advisors meet certain service or performance conditions.

(Continued)

During the course of the year, the Company entered into a Management Agreement with ASIC whereby the Company pays a monthly management fee to ASIC in the amount of 5% of monthly gross revenue. Subsequent to year-end, the Company amended the terms of this agreement. The amended fee is discretionary, capped at a maximum amount of 5% of gross revenue each month and is settled on a monthly basis.

The Company entered into Financial Industry Regulatory Authority (FINRA) approved subordinated loan agreements totaling $250,000 with several Company Directors during fiscal 2009. The subordinated loan agreements bore interest at 10% and were due June 30, 2010. The loan agreements matured and with FINRA approval, the $250,000 was returned to the Company Directors on July 1, 2010.

(8) Commitments and Contingencies

(a) Leases

The Company leases its office space and equipment under operating leases expiring at various dates through 2019. Minimum future rental payments required under such leases that have initial or remaining noncancelable lease terms in excess of one year as of September 30, 2010 are as follows:

Year ending September 30:		
2011	$	1,175,546
2012		683,767
2013		634,863
2014		608,213
2015		580,603
Thereafter		1,345,863
	$	5,028,855

Some of the Company's leases contain escalation clauses and renewal options.

(b) Other Contingencies

In the normal course of business, the Company's customer activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

In connection with a legal settlement, the Company is obligated to pay a customer a fixed rate on two specific bonds through their scheduled maturity date of 2016 and 2017, and has the right to receive a variable rate on such bonds. The fair value of this obligation is $238,000 and is included in accounts payable, accrued expenses and other liabilities as of September 30, 2010.

The Company introduces its customer transactions to either Pershing or Legent, with whom it has correspondent relationships for clearance and depository services in accordance with the terms of the respective clearing agreements. In connection with these agreements, the Company has agreed to indemnify Pershing and Legent for losses that Pershing and Legent may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of September 30, 2010, substantially all customer obligations were collateralized by securities with fair value in excess of obligations.

As of September 30, 2010, the Company had a deposit of $150,000 with Pershing for the purpose of assuring performance under the clearing agreement. The Company deposited $100,000 with Legent on October 11, 2010 for the same purpose.

A portion of accrued compensation is only payable upon the realization of Net Proceeds received from the exercise or sale of warrants received in connection with the Company's investment banking activities. The contingency is subject to the fluctuation in market value of the related financial instruments.

(9) Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at fair values or estimated fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

In addition, the Company may sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the accompanying financial statements at the market values of the related securities. The obligations are subject to fluctuations in market value of the securities subsequent to September 30, 2010. As of September 30, 2010, the Company has no securities sold but not yet purchased. See note 3.

The Company has a concentration of credit risk in the Commonwealth of Virginia since a significant portion of its customer base resides in that state. This is mitigated through the Company's use of third-party providers such as Pershing and Legent for maintenance and custody of collateral for all of its margin account customers in accordance with various regulatory and internal guidelines.

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of temporary cash investments. At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places their cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk.

KPMG

KPMG LLP
Suite 2000
1021 East Cary Street
Richmond, VA 23219-4023

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Anderson & Strudwick, Inc.:

In planning and performing our audit of the financial statements of Anderson & Strudwick, Inc. (the Company), as of and for the year ended September 30, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

December 28, 2010